EXHIBIT 21.1

Village Farms International, Inc.

Subsidiary Name	State or Country of Organization	Owned by Village Farms International, Inc.
VF Clean Energy, Inc.	Canada	100.0%
Village Farms GP Inc.	Canada	100.0%
Village Farms Canada Limited Partnership	British Columbia	1.0%
Village Farms Canada Limited Partnership	Canada	99.0%
VF Operations Canada Inc.	Canada	100.0%
VF U.S. Holdings Inc.	Delaware	100.0%
Balanced Health Botanicals, LLC	Colorado	100.0%
Agro Power Development, Inc.	Delaware	100.0%
Village Farms of Delaware, L.L.C.	Delaware	100.0%
Village Farms, L.P.	Delaware	99.0%
Village Fields Hemp USA, LLC	Delaware	65.0%
Arkansas Valley Green And Gold Hemp LLC	Delaware	60.0%
Pure Sunfarms Corp.	Canada	100.0%
Altum International Pty Ltd.	Australia	12.0%
Rose LifeScience Inc.	Quebec	70.0%

31871674.2